U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  000-52680

CUSIP Number  Applied for

(Check One):  ☐  Form 10-K and Form 10-KSB  ☐  Form 20-F   ☐  Form 11-K ☒  Form 10-Q and Form 10-QSB

☐  Form N-SAR

For Period Ended:  September 30, 2007

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________

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Part I - Registrant Information

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Full Name of Registrant

      HEPI Pharmaceuticals, Inc.

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

    7740 East Evans Road, Suite A101

City, State and Zip Code

Scottsdale, AZ  85260

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-QSB for the Quarter ended September 30, 2007 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Form 10-QSB.  The Company intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.

Part IV - Other Information

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(1)

Name and telephone number of person to contact in regard to this notification

Janet Crance	480	385-3800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes ☒  No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? N/A (there is no comparable prior period)

Yes ☐     No ☐

The Company expects to report a loss for the quarter ended September 30, 2007 of approximately $120,000, compared with a net loss of $169,210 for the quarter ended June 30, 2007 (since the Company was formed in February of 2007, it was not in operation during the comparable prior period – thus, we have compared the current quarter with the immediately preceding quarter).   The estimated $50,000 decrease in net loss for the current quarter, compared to the immediately preceding quarter, is primarily attributable to a $13,000 decrease in rent, a $7,000 decrease in legal fees and a $30,000 decrease in the use of outside consultants for our research.

HEPI Pharmaceuticals, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2007

By /s/ Janet L. Crance

Name:  Janet L. Crance

Title:    Chief Accounting Officer

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